

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2007

Mr. Fred W. Brackebusch
President
New Jersey Mining Company
89 Appleberg Road
Kellogg, ID 83837

   Re: **New Jersey Mining Company**
       Form 10-KSB for Fiscal Year Ended December 31, 2006
       Filed March 28, 2007
       Form 10-QSB for Fiscal Quarter Ended September 30, 2007
       Filed November 13, 2007
       File No. 0-28837

Dear Mr. Brackebusch:

   We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page 27

1.   We note your auditors opine on the statements of operations, changes in stockholders' equity and accumulated comprehensive income, and cash flows for the years ended December 31, 2005 and 2006. Please revise to obtain a report from your independent public accounting firm that refers also to the period from inception (July 18, 1996) through December 31, 2006 for the applicable financial statements.

Statements of Operations, page 30

2.   We note your presentation of timber sales as a net amount under Other income/expense. Please tell us why you believe it is appropriate to report your timber sales on a net basis instead of a gross basis and provide us with the gross amounts for all periods presented. If applicable, please add an accounting policy footnote for these types of transactions or tell us why you do not believe this disclosure is necessary.

Note 1. Description of Business, page 35

3.   We note your disclosure that "The Company has started minor production from high grade reserves located near the surface with the strategy to generate cash to be used for additional exploration to discover major mineral resources on its properties. The Company has not yet developed sufficient reserves to justify investment in a major mine, thus it remains in the development stage." Based on this disclosure, please tell us why believe it is appropriate to report revenue from the sales of gold and concentrate rather than Income earned during the development or exploration stage.

Note 5. Mineral Properties, page 41

4.   We note the column entitled Deferred Costs in the table of mineral properties and deferred development costs. Please tell us and expand your footnote to explain the nature of these deferred costs and when they were incurred.

Engineering Comments

Reserves, page 12

5.   We note that you have reported combined proven and probable reserve categories. Note that Industry Guide 7, provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated. Please separate your proven and probable reserves or include a statement that they cannot be readily segregated.

6.   We note that you have measured your proven and probable reserves using the year-end spot price of gold.   It is the staff's position that reserves should be based on the following:

   - A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

   - A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.

   - To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

        Please revise your reserve estimates accordingly.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Controls and Procedures, page 11

7.   You disclose that your "disclosure controls and procedures were effective as of September 30, 2007, in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion." Item 307 of Regulation S-B requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are "…designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Your officer's conclusion does not state whether your

disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion in future filings to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact

George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief